SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Grandes ideias para viver bem

Earnings Release | 4Q13 and 2013

GAFISA RELEASES 4Q13 AND  2013 RESULTS

FOR IMMEDIATE RELEASE

São Paulo, February 26, 2014
Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder,

today reported financial results for the quarter and full year ended December 31, 2013.

MANAGEMENT COMMENTS AND 2013 HIGHLIGHTS

The closing of 2013 marks the completion of the Company’s strategic repositioning, which commenced in early 2012. Our goal at the time was clear: we needed to reduce the level of debt and restrict the Company's exposure to unprofitable businesses and markets. This process evolved positively throughout the last two years in several fronts - including improvement in margins and cash generation, and culminated with the sale of a 70% stake in Alphaville, which unlocked significant value and contributed to a reduction in the Company's leverage, adjusting its capital structure.

In the beginning of 2012, significant changes took place to our strategic positioning, including the implementation of a new organizational structure, segmented by brand and with individual business heads, along with a redefinition of the way each business unit should perform. Having achieved the targets set for the initial phase of turnaround, and recognizing that cash flow was no longer a priority, we developed a plan for 2013 which sought to better balance cash generation, investment, profitability and deleveraging, in order to begin a new cycle of sustainable growth at the Company.

Gafisa ended 2013 having achieved solid operational and financial results during the period. Launches of R$1.6 billion in 4Q13 and R$2.9 billion in 2013 were in line with the full year launch guidance disclosed. Pre-sales of R$1.3 billion in the fourth quarter and R$2.6 billion in 2013 demonstrate ongoing healthy demand. Throughout 2013, the reduced operational complexity, coupled with Gafisa’s strategic consolidation and the resumption of Tenda launches, we observed a gradual evolution in the Company's margins. The gross margin reached 31.2% in 2013, compared to 24.4% in 2012 before interests.

Cash generation was a highlight in 2013, and particularly so in the last half of the year. The Company recorded cash generation of R$667.6 million in 2013 in both the Gafisa and Tenda operations, reaching free cash flow of R$97.3 million in the period.

The Alphaville transaction represented a cash inflow of R$1.5 billion and contributed significantly to the 4Q13 net income, which reached R$921.3 million and resulted in a year-end figure of R$ 867.4 million. With the proceeds of the transaction, we were able to adjust the Company’s capital structure, reducing leverage, and reaching a net debt/equity ratio of 36%.

The proceeds from the completion of the Alphaville transaction are being used to repay approximately R$700 million in corporate debt scheduled to mature by December 2014. In addition to the reduction in debt, funds were allocated to the remuneration of the Company's shareholders through the payment of approximately R$130 million in interest on capital in February and an additional R$32 million in supplementary dividends to be paid in 2014, according to the proposal to be approved by the Annual General Meeting of Shareholders. We also launched a new stock buyback program, underscoring Gafisa’s confidence in the Company’s value and future prospects.

Finally, at the end of 2013 we finalized the development of our five-year business plan for the period from 2014 to 2018. During the planning process, we set guidelines for the development of our business for years to come, including the expected size of Gafisa and Tenda operations, appropriate leverage, profitability guidelines, and importantly, our commitment to capital discipline and shareholder value generation, which are reflected in the guidance released to the market at the end of 2013.

Gafisa enters 2014 on a strong footing, having benefited from all the initiatives implemented in the last two years. The reduction of our operational complexity, the adequacy of our cost structure and expenses, the new operating model at Tenda and the consolidation of Gafisa’s strategic positioning, coupled with the financial flexibility achieved by the sale of a stake in Alphaville, are all important steps in preparing the Company for future challenges.

On February 7, 2014, we announced that the Board is studying a potential separation of the Gafisa and Tenda business units into two public and independent companies. The separation would be the next step in a comprehensive plan initiated by management to enhance and reinforce the ability of each business to generate value. The management team that executed the turnaround process is now set to lead Gafisa and Tenda in a profitable and sustainable manner, as the brands embark on a new phase in the Company’s history.

In 2014, we . We are confident in our Company’s  prospects in coming years, and are ready to pursue opportunities to grow and develop the business.

Finally, I would like to remind you that this year Gafisa celebrates its 60th year of operations, a milestone in the history of the Brazilian real estate industry. There have been so many achievements during this time, written in the development of over 1,100 buildings, condominiums and commercial properties, but more important is the intensity, determination and passion that we have to continue to move forward.

Congratulations Gafisa!

Duilio Calciolari

Chief Executive Officer – Gafisa S.A.

CONSOLIDATED FINANCIAL RESULTS

▲       Net revenue recognized by the “PoC” method was R$704.7 million in the fourth quarter, an expansion of 10.6% compared with the previous year and 12.2% compared to 3Q13. In 2013, net revenue reached R$2.5 billion.

▲       Gross profit for 4Q13 was R$222.0 million, up from R$173.5 million in 3Q13 and from the R$91.5 million registered in 4Q12. Gross margin rose to 31.5% in the fourth quarter, versus 27.6% in the 3Q13 and 16.1% in the 4Q12. For the year 2013, gross profit totaled R$617.4 million and gross margin was 24.9%, compared to R$528.8 million and a gross margin of 18.8% in 2012.

▲       Adjusted EBITDA was R$978.9 million in the 4Q13 and R$1,3 billion in 2013, reflecting Alphaville operation. Excluding the result of the Alphaville operations, adjusted EBITDA reached R$138.9 million in the 4Q13 and R$430.6 million for the year.

▲       Net income in the 4Q13 was R$921.3 million and R$867.4 million in 2013, impacted by the recent sale of Alphaville.

▲       Operating cash generation reached R$259.1 million in the 4Q13 and R$667.7 million in 2013, resulting in positive free cash flow of R$178.0 million in the 4Q13 and R$97.3 million for the year.  Note that this result does not include proceeds from the Alphaville transaction.

CONSOLIDATED OPERATING RESULTS

▲       Launches totaled R$1.6 billion in the 4Q13, a 224.9% sequential increase and an 8.7% y-o-y rise. Launches for 2013 totaled R$2.9 billion, a slight drop over 2012. This figure is within the range of 2013 launch guidance of R$2.7 to R$3.3 billion.

▲       Consolidated pre-sales totaled R$1.3 billion in the 4Q13, compared to R$429.0 million in the 3Q13 and R$905.2 million in the previous year. In 2013 sales reached R$2.5 billion, dropping 4.5% in relation to 2012. Sales from launches represented 60% of the total, while sales from inventory comprised the remaining 40%.

▲       Consolidated sales over supply (SoS) reached 24.8% in the 4Q13 and 10.6% in the previous quarter. In 2013, SoS reached 38.7%.

▲       Consolidated inventory at market value increased R$347.7 million on a sequential basis, reaching R$4.0 billion.

▲       Throughout the 4Q13 the Company delivered 26 projects, encompassing 6,063 units. In the year, Gafisa Group delivered 13,842 units, in line with the full-year delivery guidance of 13,500 to 17,500.

For comparison purposes, the consolidated operating results presented above and throughout this earnings release still include 100% of Alphaville’s operating performance in 2013.

ANALYSIS OF RESULTS

Net Income for the Year – R$867.4 million

Net income for the 4Q13 reached R$921.3 million and the net result was R$867.4 million in 2013. Excluding the proceeds from the sale of a stake in Alphaville, net income was R$81.3 million in 4Q13 and R$27.4 million in the year.

Below is a brief explanation regarding the main effects that impacted the result quoted above.

Pro Forma Ex-Effect AUSA Sale	4Q13	2013
Net Income	921,284	867,444
( - ) Alphaville 30% Stake Revaluation	(375,853)	(375,853)
( - ) Net Gain from the Sale of 70% Stake in Alphaville	(464,157)	(464,157)
Net Income Ex-Alphaville Sale Operation	81,274	27,434

Gross Margin Expansion - Operational Efficiency and Reversal of Provisions

Throughout 2013, the reduced contribution and complexity of Tenda legacy projects, coupled with the consolidation of Gafisa operations in São Paulo and Rio de Janeiro and the resumption of Tenda launches under a new business model, contributed to a gradual improvement in the Company's margins. As the volume of legacy projects diminished, the contribution of newer projects resulted in increased profitability. Reported gross profit increased from R$158.3 million in 1Q13 to R$222.0 million at the end of the 4Q13, and gross margin, which was 23.7% at the start of the year, reached 31.5% in 4Q13. The Company ended 2013 with gross income of R$617.4 million with a gross margin of 24.9%.

In 4Q13, gross margin was impacted by the reversal of provisions for some Gafisa and Tenda construction works totaling around R$34.2 million. As the Company has been able to improve controls and the management of its operations, provisions intended to cover adjustments to and/or changes in old projects budgets may be reversed at the time the development is completed.

Currently, R$8.9 million worth of provisions could be reversed as projects are completed.

Alphaville Operations - Result of the Transaction and Revaluation of Stake

The completion of the sale of a stake in Alphaville in the 4Q13 contributed significantly to quarterly results. With the transaction finalized in the 4Q13 and respective cash inflow, net income was impacted as follows: (i) by the final result of the sale of 70% stake in Alphaville, net of taxes and costs, which was R$464.2 million, and (ii) by the impact of R$375.8 million related to the revaluation to fair value of the remaining portion of 30% in Alphaville.

The revaluation of the remaining 30% stake in Alphaville is necessary to comply with CPC 36 (R3), since this determines the write-off in the record of any non-controlling shareholders in the former subsidiary on the date in which control is lost, including any components of other income attributed to them. Furthermore, it should be evaluated and recognized at fair value any investment retained in the former subsidiary, in the date that control is lost.

RECENT EVENTS

Completion of Sale of Stake in Alphaville Urbanismo S.A. (AUSA)

On December 9, 2013 Gafisa announced the completion of the agreement to sell a 70% stake in Alphaville to private equity firms Blackstone and Pátria. Gafisa retained a 30% stake. The sale valued AUSA at R$2.0 billion.

The proceeds from the transaction totaled R$1.54 billion, of which R$1.25 billion was received through the sale of shares, and R$290 million was received as a dividend distributed by Alphaville. All conditions precedent to the completion of the transaction have been met, including obtaining regulatory approvals from governmental departments.

Payment of Interest on Equity and Share Buyback Program

With the completion of the sale of the Alphaville stake, the Company’s Board of Directors, in a meeting held on December 20, 2013, approved the payment of interest on equity to its shareholders in the amount of R$130,192,095.57, representing R$0.31112217224 per share. Such payment was effective February 12, 2014.

Additionally, Tenda’s Board of Directors also approved a new share buyback program, considering a maximum amount of 32,938,554 common shares from its parent Company, Gafisa, which is in addition to the previous program already effected. The approved program is conditional on the maintenance of consolidated net debt at a level equal to or less than 60% of net equity and does not obligate the Company to acquire any particular amount of shares in the market. The program may be suspended by Tenda at any time. By February 27, 2014, the program had already acquired approximately 15 milion shares, around 47% of the maximum.

On this date, the Company canceled an open share buyback program in place in the Tenda subsidiary and opened a new program in Gafisa, containing the same previously defined conditions, which can repurchase the remaining balance of shares.

Evaluation of a Potential Split of the Gafisa and Tenda Business Units

On February 7, 2014, the Company announced that its Board of Directors approved the analysis by the Company´s management of a  possible separation of the Gafisa and Tenda business units.

The Board of Directors intends to evaluate the separation studies in the following months, analyzing possible alternatives for structuring and execution that take into consideration a number factors that are in the best interests of shareholders.

The separation would be the next step in a comprehensive plan initiated by management to enhance value creation for the Company and its shareholders.

The main objectives of this separation process are to:

i.        enable shareholders to allocate resources between the two companies according to their interests and investment strategies;
ii.       enable both companies to respond faster to the opportunities in their target markets;
iii.     establish sustainable capital structures for each company, based on its risk profile and strategic priorities;
iv.      give greater visibility to the market on the individual performance of the companies, enabling better assessment of intrinsic value;
v.       increase the ability to attract and retain talent, through the development of appropriate cultures and compensation structures consistent with the specific results of each business.

After initial evaluation and if approved by the Board of Directors, the separation plan will be submitted to a vote by shareholders at a Shareholders Meeting. The transaction should be concluded in 2015, upon request to the Brazilian Securities and Exchange Commission to convert Tenda registration to category A, as a publicly held Company authorized to trade its shares in the market.

The Company will keep its shareholders and the market informed about the process and any developments pertaining to the separation.

Key Numbers for the Gafisa Group

Table 1 – Operating and Financial Highlights – (R$000, and % Gafisa, unless otherwise specified)

	4T13	3T13	T/T (%)	4T12	A/A (%)	2013	2012	A/A (%)
Launches	1,619,260	498,348	224.9%	1,489,760	8.7%	2,886,204	2,951,961	-2.2%
Launches, units	5,276	2,041	158.4%	5,120	3.0%	11,072	8,947	23.8%
Pre-sales	1,312,944	428,994	206.1%	905,241	45.0%	2,513,858	2,633,104	-4.5%
Pre-sales, units	4,785	1,902	151.6%	3,097	54.5%	10,187	7,157	42.4%
Pre-sales of Launches	973,431	173,491	461.1%	760,410	28.0%	1,502,867	1,729,560	-13.1%
Sales over Supply (SoS)	24.8%	10.6%	1,425 bps	20.0%	481 bps	38.7%	42.1%	-341 bps
Delivered projects	1,156,700	493,794	134.2%	1,327,531	-12.9%	2,468,588	4,583,482	-46.1%
Delivered projects, units	6,063	3,106	95.2%	9,378	-35.3%	13,842	27,107	-48.9%

Net Revenue	704,750	628,047	12.2%	567,749	24.1%	2,481,211	2,805,086	-11.5%
Gross Profit	221,999	173,503	28.0%	91,457	142.7%	617,445	528,282	16.9%
Gross Margin	31.5%	27.6%	387 bps	16.1%	1539 bps	24.9%	18.8%	605 bps
Adjusted Gross Margin¹	37.9%	34.4%	346 bps	21.0%	1684 bps	31.2%	24.4%	679 bps
Adjusted EBITDA ²	978,949	140,000	599.2%	10,577	9,155.1%	1,270,639	379,037	235.2%
Adjusted EBITDA Margin ²	138.9%	22.3%	11,662 bps	1.9%	13,704 bps	51.2%	13.5%	3,770 bps
Adjusted Net Income (Loss) ²	896,078	23,786	3,667.2%	-81,615	1,1997.9%	885,098	-58,782	1,605.7%
Adjusted Net Margin ²	127.1%	3.8%	12,336 bps	-14.4%	14,152 bps	35.7%	-2.1%	3,777 bps
Net Income (Loss)	921,284	15,777	5,739.0%	-101,412	1,008.5%	867,443	-127,043	168.3%
Net Earnings (Loss) per Share (R$)	2.212	0.037	5,856.1%	-0.234	1,043.7%	2.083	-0.294	809.3%
Outstanding shares ('000 final)	416,460	424,781	-2.0%	432,630	-3.7%	416,460	432,630	-3.7%

Backlog revenues	1,795,408	1,900,224	-5.5%	2,597,696	-30.9%	1,795,408	2,597,696	-30.9%
Backlog results ³	614,135	624,313	-1.6%	1,449,745	-57.6%	614,135	1,449,745	-57.6%
Backlog margin ³	34.2%	32.9%	135 bps	39.4%	-523 bps	34.2%	39.4%	-523 bps
Net Debt + Investor Obligations	1,159,044	2,858,095	-59.4%	2,396,389	-51.6%	1,159,044	2,396,389	-51.6%
Cash and cash equivalents	2,024,163	781,606	159.0%	1,567,755	29.1%	2,024,163	1,567,755	29.1%
Shareholder’s Equity	3,190,724	2,216,828	43.9%	2,535,445	25.8%	3,190,724	2,535,445	25.8%
Shareholder’s Equity + Minority shareholders	3,214,483	2,267,662	41.8%	2,685,829	19.7%	3,214,483	2,685,829	19.7%
Total Assets	8,183,030	8,199,677	-0.2%	8,712,569	-6.0%	8,183,030	8,712,569	-6.0%
(Net Debt + Obligations) / (Equity + Minority)	36.1%	126.0%	-	89.2%	-	36.1%	89.2%	-

Note: Financial operational unaudited information

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority and Alphaville operation results.

3) Backlog results net of PIS/COFINS taxes – 3.65%; and excluding the impact of PVA (Present Value Adjustment) method according to Law nº 11,638

Results by Segment

Table 2 – Main Operational & Financial Numbers - Contribution by Segment – 2013

Operating Indicators	Gafisa (A)	Tenda (B)	Alphaville (C)	(A) + (B) + (C)
Deliveries (PSV R$000)	1,311,945	878,339	278,304	2,468,588
Deliveries (% contribution)	53%	36%	11%	100%
Deliveries (units)	4,315	7,027	2,500	13,842
Launches (R$000)	1,085,341	338,776	1,462,087	2,886,204
Launches (% contribution)	38%	12%	51%	100%
Launches (units)	1,998	2,660	6,414	11,072
Pre-Sales (R$000)	961,200	490,403	1,062,255	2,513,858
Pre-Sales (% contr.)	38%	20%	42%	100%
Financial Indicators	Gafisa (A)	Tenda (B)	Alphaville (C)	(A) + (B) + (C)
Net Revenues (R$000)[1]	1,663,751	817,460	-	2,481,211
Revenues (% contribution)	67.1%	32.9%	-	100.0%
Gross Profit (R$000) [1]	552,201	65,244	-	617,425
Gross Margin (%)	33.2%	8.0%	-	24.9%
Adjusted EBITDA[2] (R$000)	1,301,111	-30,472	-	1,270,639
Adjusted EBITDA Margin (%)	78.2%	-3.7%	-	51.2%

1) Alphaville results recognized as available for sale.

2) For purposes of demonstration, this value does not represent the sum of Gafisa + Tenda due to IFRS

Updated Status of the Turnaround Strategy

Gafisa Segment

During 2013, the Gafisa segment consolidated its strategy of focusing on the markets of São Paulo and Rio de Janeiro. The recovery in gross margin reflects the reduced participation of projects outside core markets in Gafisa’s results.

At the close of 2013, pro forma backlog revenue for the Gafisa Segment totaled around R$1.6 billion, of which around R$8.8 million relates to projects located in discontinued markets. The projects outside core markets comprised only 3 ongoing construction sites and around 1,100 units under construction, whose delivery is scheduled for 2014.

Table 3. Operational Wrap Up - Gafisa Turnaround (R$000 and units)

		4Q13			4Q12
	SP+RJ	Other Markets	Total	SP+RJ	Other Markets	Total
Main Indicators
PSV in Inventory	1,827,794	272,416	2,100,210	1,659,206	324,888	1,983,694
Units in Inventory	3,049	579	3,628	2,932	715	3,647
Projects under construction	46	3	49	52	6	58
Units to be delivered	11,532	1,100	12,632	12,542	2,456	14,998
Cost to be incurred	1,411,124	48,256	1,459,380	1,673,828	273,862	1,947,690

During the year, the volume of dissolutions reached R$455.7 million, mostly concentrated in the 1H13, due to the large quantity of units delivered in 2012. As predicted, there was a normalization of cancellations in 2H13, with the last quarter of the year presenting the lowest volume of dissolutions in the last 24 months. Of the total dissolutions for the year, 63.0% refer to completed units and 33.2% to units in non-core markets. Of the 1,263 canceled units for the year, 50.8% were resold in the same period. In the core markets of São Paulo and Rio de Janeiro, 620 units were canceled with 63.4% resold in 2013.

 Table 4. Gross Sales and Dissolutions 2011 – 2013 (R$000) – Gafisa Segment by Region

	FY 2011	1Q12	2Q12	3Q12	4Q12	2012	1Q13	2Q13	3Q13	4Q13	2013
SP+ RJ
Gross Sales	2,333,974	340,477	519,648	453,055	543,915	1,857,094	174,664	291,258	221,193	453,204	1,140,319
Dissolutions	(288,933)	(42,264)	(71,194)	(122,727)	(75,181)	(311,365)	(38,499)	(89,652)	(46,683)	(41,443)	(216,277)
Net Sales	2,045,041	298,213	448,454	330,328	468,734	1,545,729	136,165	201,606	174,510	411,761	924,042
Other Markets
Gross Sales	196,399	27,257	55,142	45,502	55,578	183,479	37,000	63,328	40,569	54,699	195,596
Dissolutions	(61,351)	(8,768)	(47,213)	(47,840)	(25,860)	(129,681)	(64,801)	(48,023)	(26,363)	(12,003)	(151,189)
Net Sales	135,048	18,489	7,929	(2,338)	29,718	53,798	(27,801)	15,305	14,206	42,696	44,406
Total
Gross Sales	2,530,373	367,734	574,790	498,556	599,493	2,040,574	292,689	354,585	261,762	507,903	1,416,939
Dissolutions	(350,284)	(51,032)	(118,407)	(170,566)	(101,041)	(441,047)	(191,572)	(137,674)	(73,046)	(53,446)	(455,738)
Net Sales	2,180,089	316,702	456,383	327,990	498,452	1,599,527	101,117	216,911	188,716	454,457	961,200

While projects located in São Paulo and Rio de Janeiro are performing well, the segment’s gross margin in 2013 was impacted by the poorer performance of projects outside core markets. The Company expects more normalized profitability levels from the 1H14. Excluding legacy projects in discontinued markets, the Gafisa Segment gross margin would have been 35.7%.

The sales speed for inventory outside of core markets remains lower than that of sales within core markets, particularly in São Paulo and Rio de Janeiro. The sale of this inventory and the run-off of legacy projects are on schedule and expected to conclude in 2014.

Tenda Segment

The year of 2013 was highlighted by the resumption of Tenda launches under a new business model, based on three basic pillars: operating efficiency, risk management and capital discipline. Currently, the Company continues to operate in 4 macro regions: São Paulo, Rio de Janeiro, Minas Gerais and Northeast (Bahia and Pernambuco). Below is a brief description of the performance of these projects:

Table 5. New Tenda Launches under a New Model

Launches 2013	Novo Horizonte	Vila Cantuária	Itaim Paulista Life	Verde Vida	Jaraguá Life	Viva Mais	Campo Limpo

Launches	mar-13	mar-13	may-13	jul-13	aug-13	nov-13	dec-13
PSV Launched (R$000)	65,145	45,903	31,220	38,563	40,842	39,713	48,000
# Units	580	440	240	360	260	300	300
% PSV Sold (2013)	100%	60%	70%	76%	75%	28%	8%
% Transfer / Sale (2013)	98%	62%	73%	43%	73%	49%	-

Project
	Osasco - SP	Camaçari - BA	São Paulo - SP	Salvador - BA	São Paulo - SP	Rio de Janeiro - RJ	São Paulo - SP

Table 6. Wrap Up Operational Turnaround Tenda (R$000 and units)

		4Q13			4Q12
	New Model	Legacy	Total	New Model	Legacy	Total
Main Indicators
PSV in Inventory	127,979	490,452	618,431	-	826,671	826,671
Units in Inventory	913	2,963	3,876	-	5,552	5,552
Projects under construction	7	20	27	-	52	52
Units to be delivered	2,239	7,148	9,387	-	13,579	13,579
Cost to be incurred	110,099	111,226	221,325	-	460,629	460,629

The new operating model has resulted in a consistent reduction in the level of dissolutions from Tenda during the year. We expect this trend to be maintained over the coming quarters, due to the consolidation of the operational process of its new business model. During the 4Q13, sales cancellations declined to R$75.1 million from R$133.7 million in the 3Q13, and to R$317.6 million in the 4Q12. Since 1Q12, the volume of dissolutions reduced by 77.9%. For the year, the volume of dissolutions reached R$598.9 million, a decrease of 52.1% compared to the volume of R$1.2 billion in 2012. In the 1Q14, due to the concentration of the delivery of legacy projects, the volume of dissolutions is expected to be higher than in the 4Q13.

Of the 3,799 units experiencing sales cancellations in the Tenda segment and returned to inventory, 88.5% were resold during the year.

Table 7. Dissolutions  – Tenda Segment  (4Q11-3Q13) (R$000)

	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
New Projects
Gross Sales	-	-	-	-	-	13,656	57,011	59,713	84,491
Dissolutions	-	-	-	-	-	-	(2,126)	(7,433)	(6,293)
Net Sales	-	-	-	-	-	13,656	54,885	52,279	78,197
Legacy Projects
Gross Sales	248,241	249,142	344,855	293,801	287,935	225,646	270,677	223,909	154,197
Dissolutions	(467,000)	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(155,722)	(126,038)	(68,769)
Net Sales	(218,759)	(90,443)	15,728	30,050	(29,653)	(6,871)	114,956	97,872	85,429
Total
Canceled Units	4,444	3,157	2,984	2,202	2,509	1,700	1,172	924	491
Gross Sales	248,241	249,142	344,855	293,801	287,935	239,302	327,689	283,622	238,688
Dissolutions	(467,000)	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(157,848)	(133,471)	(75,062)
Net Sales	(218,759)	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626

Tenda remains focused on the completion and delivery of its remaining projects, and is also dissolving contracts with non-eligible clients, so as to sell the units to new and qualified customers. Thus, Tenda’s new business model worked to improve its financial cycle, by reducing the average time required to conclude the contract signing, which has been halved from 14 months in 3Q12, to around 6 months in the 4Q13. Taking into account only projects launched within the new business model, the average time is 4 months.

The run-off of legacy projects is on schedule and shall be mostly concluded in 2014. The final phase of Tenda legacy projects ended 2013 with around 7 thousand units to be delivered.

Table 8. Run-off of Tenda Legacy Projects - Construction Sites and Evolution of Units Under Development (1Q14-4Q14)

	1Q14	2Q14	3Q14	4Q14/2015
# units	3,351	1,493	604	1,700

At the close of 4Q13 pro forma backlog revenue for the Tenda Segment totaled around R$253.1 million, being R$166.2 million related to legacy projects, compared to R$555 million in 4Q12.

Table 9. Evolution of Legacy Projects at Tenda – (4Q11-4Q13)

	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
New Projects	0	0	0	0	0	101,132	86,611	122,815	127,979
Finished PSV	0	0	0	0	0	-	-	-	10,379
PSV Under construction	0	0	0	0	0	101,132	86,611	122,815	117,600
Legacy Projects	932,503	915,036	838,261	764,589	826,671	671,860	593,088	591,972	490,452
PSV Delivered Units	43,397	72,404	76,872	63,728	211,924	279,037	303,520	343,280	312,854
PSV Under Construction	889,105	842,632	761,389	700,861	614,747	392,823	289,568	248,692	177,599
Total	932,503	915,036	838,261	764,589	826,671	772,992	679,699	714,787	618,431
PSV Delivered Units	43,397	72,404	76,872	63,728	211,924	279,037	303,520	343,280	323,233
PSV Under Construction	889,105	842,632	761,389	700,861	614,747	493,955	376,180	371,507	295,199

Consolidated Operating Results

Consolidated Launches

Fourth quarter 2013 launches reached R$1.6 billion, an increase of 224.9% compared to 3Q13, and 8.7% over the 4Q12. Launches for 2013 totaled R$2.9 billion, down 2.2% over 2012. The launched volume is in line with the launch guidance presented by the Company in the beginning of the year of R$2.7 to R$3.3 billion.

37 projects/phases were launched across 11 states in 2013. In terms of PSV, Gafisa accounted for 38% of the launches for the year, Tenda 12% and Alphaville the remaining 50%.

Table 10. Consolidated Launches (R$000)

	4Q13	3Q13	Q-o-Q(%)	4Q12	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Gafisa Segment	679,154	107,248	533,3%	813,767	-16,5%	1,085,341	1,608,648	-32,5%
Alphaville Segment	851,726	287,455	196,3%	675,993	26,0%	1,462,087	1,343,313	8,8%
Tenda Segment	88,379	103,644	-14,7%	-	0,0%	338,776	-	0,0%
Total	1,619,260	498,348	224,9%	1,489,760	8,7%	2,886,204	2,951,961	-2,2%

Consolidated Pre-Sales

In the quarter, consolidated pre-sales totaled R$1.3 billion, an expansion of 206.0% compared to 3Q13, and 45.0% versus 4Q12. In 2013, sales from launches represented 60% of the total, while sales from inventory comprised the remaining 40%.

Table 11. Consolidated Pre-Sales (R$000)

	4Q13	3Q13	Q-o-Q(%)	4Q12	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Gafisa Segment	454,457	188,716	140.8%	498,452	-8.8%	961,200	1,599,528	-39.9%
Alphaville Segment	694,861	90,127	671.0%	436,442	59.2%	1,062,255	1,107,893	-4.1%
Tenda Segment	163,626	150,151	9.0%	-29,653	-651.8%	490,403	-74,318	-
Total	1,312,944	428,994	206.1%	905,241	45.0%	2,513,858	2,633,104	-4.5%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply (SoS) expanded 24.8% in the 4Q13 and 10.6% in the previous quarter. Gafisa Group consolidated sales speed of launches reached 38.7% in the year.

Table 12. Consolidated Sales over Supply (SoS)

	4Q13	3Q13	Q-o-Q(%)	4Q12	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Gafisa Segment	17.8%	9.2%	93.5%	20.1%	-11.4%	31.4%	44.6%	-29.7%
Alphaville Segment	35.5%	7.9%	351.4%	35.0%	1.4%	45.6%	57.7%	-20.9%
Tenda Segment	20.9%	17.4%	20.5%	-3.7%	-662.4%	44.2%	-9.9%	-547.7%
Total	24.8%	10.6%	134.9%	20.0%	24.0%	38.7%	42.1%	-8.1%

Dissolutions

The Company has been achieving a consistent reduction in the level of dissolutions since the end of 2011, with quarterly dissolutions declining approximately 68.6% from R$573.8 million in 4Q11 to R$180.1 million in 4Q13. As expected, the most notable improvement occurred in Tenda, due to the implementation of its new business model, which, by conditioning the completion of the sale on the effective unit transfer, has shown significant improvement in the level of cancellations: since 4Q11 the Company achieved a 84.0% reduction in dissolutions. The Gafisa segment, in turn, also achieved a substantial reduction, with dissolutions declining 26.8% on a sequential basis and 52.5% compared to the previous year.

History of Dissolutions (R$ million)

Of the 5,062 Gafisa and Tenda segment units that were canceled and returned to inventory in 2013, 79.1% were resold in the same year.

Projects & Unit Deliveries

The Company delivered 26 projects encompassing 6,063 units in the fourth quarter, with 1,110 units stemming from the Gafisa segment, 3,487 from Tenda and the remaining 1,466 from Alphaville. The delivery date is based on the “Delivery Meeting” that takes place with customers, and not upon physical completion, which is prior to the delivery meeting. In 2013, projects delivered by the Gafisa Group comprised 13,842 units, equating to 89% of the mid-range of full-year delivery guidance of 13,500 to 17,500 for the year.

Inventory

The Gafisa Group inventory at market value increased R$347.7 million at the end of 4Q13, reaching R$4.0 billion. The market value of Gafisa inventory, which represents 52% of total inventory, increased to R$2.1 billion at the end of 4Q13, compared to R$1.9 billion in the previous quarter. The market value of Alphaville inventory was R$1.3 billion at the end of the 4Q13, a 19.6% increase compared to the 3Q13. Tenda inventory was valued at R$618.4 million at the end of 2013, compared to R$714.8 million at the end of the 3Q13.

Table 13. Inventory at Market Value (R$000)

	Inventories BoP 3Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Others	Inventories EoP 4Q13	% Q-o-Q
Gafisa Segment	1,863,859	679,154	53,446	454,457	11,654	2,100,210	12.7%
Alphaville Segment	1,057,405	851,726	51,637	694,861	50,842	1,265,113	19.6%
Tenda Segment	714,788	88,379	75,062	163,626	- 21,110	618,431	-13.5%
Total	3,636,052	1,619,260	180,145	1,312,944	41,386	3,983,754	9.6%

Table 14. Inventories at Market Value - Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 4Q13
Gafisa Segment	313,867 313,867	449,392	841,152	216,676	279,123	2,100,210
Alphaville Segment	- -	448,640	250,615	407,366	158,492	1,265,113
Tenda Segment	44,153 48,	31,484	145,798	73,763	323,333	618,431
Total	358,021	929,516	1,237,565	697,805	760,848	3,983,754

¹ Note: Inventory at market value includes projects with partners. The figure is not comparable to the accounting inventory due to the new accounting consolidation implemented on behalf of CPCs 18, 19 and 36.

Additional information concerning Gafisa Group inventories can be found in the appendix to this release.

Landbank

Gafisa’s consolidated landbank, with a PSV of approximately R$25.8 billion, is comprised of 153 different projects/phases that are located in core market regions. In line with the Company’s strategy, 37.0% of our landbank has been acquired through swaps – which require no cash obligation. During 2013, Gafisa expanded its landbank to support future growth plans with acquisitions totaling R$7.2 billion in PSV.

Table 15. Landbank – 4Q13

	PSV - R$ mm (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential units (% co)	Potential units (100%)
Gafisa Segment	6,478,182	38.5%	37.7%	0.8%	11,657	12,990
Alphaville Segment	16,921,266	100.0%	-	100.0%	89,730	150,849
Tenda Segment	2,427,604	25.8%	20.9%	4.9%	20,018	20,018
Total	25,827,052	37.0%	34.3%	2.7%	121,404	183,857

The table below summarizes changes in the Company’s landbank during the 4Q13.

Table 16. Changes in the Landbank – 4Q13

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
Gafisa Segment	5,343,612	1,565,232	-1,085,341	654,679	6,478,182
Alphaville Segment	11,434,261	6,520,000	-1,462,087	429,092	16,921,266
Tenda Segment	1,890,796	478,927	-338,776	396,656	2,427,604
Total	18,668,669	8,564,159	-2,886,204	1,480,427	25,827,052

The adjustments of the period reflect updates related to project scope, expected release date and inflationary adjustments to landbank for the period.

Consolidated Financial Results

Fourth-quarter Alphaville results are recognized in the Equity Method line. Reported results for 4Q13 reflect 100% of the financial results of Alphaville until Novemebr 30, 2013, and a 30% participation thereafter. For the other periods presented, the results reflect the eligible equity interest in each instance.

Revenues

On a consolidated basis, 4Q13 net revenues totaled R$704.7 million, an increase of 12.2% compared with the 3Q13 and 24.1% compared with the 4Q12. The result reflects high inventory sales during the 4Q13. For 2013, net revenue reached R$2.5 billion, a decrease of 11.5% compared to 2012, impacted by the lower launch volumes in Gafisa and Tenda’s net revenue reduction from the delivery of Tenda legacy projects. New launches are still in the final stages of revenues.

During the 4Q13, the Gafisa segment accounted for 69.5% of net revenues, while Tenda comprised the remaining 30.5%. In 2013 Gafisa accounted for 67.1% of revenues, while Tenda contributed the remainder. The below table presents detailed information on the makeup of revenues.

Table 17. Gafisa + Tenda - Pre-Sales and Recognized Revenues, by Launch Year (R$000)

		4Q13				4Q12
	Launch Year	Pre-Sales	% Pre-Sales	Revenues	% Rev	Pre-Sales	% Pre-Sales	Revenues	% Rev
Gafisa	Launches 2013	264,049	58%	42,736	9%	-	-	-	-
	Launches 2012	51,300	11%	66,402	14%	370,157	74%	59,321	16%
	Launches 2011	44,776	10%	172,452	35%	35,598	7%	86,727	23%
	Launches ≤ 2010	94,332	21%	208,263	42%	92,697	19%	219,328	59%
	Landbank	-	0%	- 0	0%	-	-	8,346	2%
	Total Gafisa	454,457	100%	489,853	100%	498,452	100%	373,722	100%
Tenda	Launches 2013	74,587	46%	42,927	20%	-	-	-	-
	Launches 2012	-	-	-	-	-	-	-	-
	Launches 2011	12,419	8%	33,321	16%	-16,156	54%	7,418	4%
	Launches ≤ 2010	76,620	47%	115,557	54%	-13,497	46%	167,684	86%
	Landbank	-	0%	23,092	11%	-	-	18,923	10%
	Total Tenda	163,626	100%	214,897	100%	-29,653 29,653	100%	194,027	100%
Consolidated	Launches 2013	338,636	55%	85,663	12%	-	-	-	-
	Launches 2012	51,300	8%	66,402	9%	370,157	79%	59,321	10%
	Launches 2011	57,195	9%	205,774	29%	19,441	4%	94,145	17%
	Launches ≤ 2010	170,952	28%	323,820	47%	79,201	17%	387,012	68%
	Landbank	-	0%	23,091	3%	-	-	27,269	5%
Total	Total Gafisa Group	618,083	100%	704,750	100%	468,799	100%	567,749	100%

Additional information on the composition of Gafisa Group revenues can be found in the appendix to this earnings release.

Gross Profit

Gross profit for the period was R$222.0 million, an increase of 28.0% compared with R$173.5 million registered in 3Q13 and a 142.7% rise y-o-y from R$91.5 million in the 4Q12. Gross margin in the quarter reached 31.5%, an increase of 3.9 percentage points from the previous quarter. For 2013, gross profit was R$617.4 million and gross margin reached R$ 24.9% against R$528.3 million with a margin of 18.8% reported in 2012. Still, the gross margin is improving as Gafisa and Tenda segment legacy projects are replaced by projects launched in core markets and under the new Tenda business model, which contain higher margins. The increased contribution of more profitable projects to consolidated results can be observed throughout 2013.

Additionally, gross margin in 4Q13 benefited from the reversal of provisions for some construction works totaling R$34.2 million. As the Company has been able to achieve greater control of its operations, provisions which were intended to cover adjustments to and/or changes in old projects budgets may be reversed at the time the developments are completed.

Table 18. Gafisa + Tenda - Gross Margin (R$000)

	4Q13	3Q13	Q-o-Q(%)	4Q12	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Gross Profit	221,999	173,503	28.0%	91,547	142.5%	617,445	528,282	16.9%
Gross Margin	31.5%	27.6%	387 bps	16.1%	1539 bps	24.9%	18.8%	605 bps

Additional information regarding the breakdown of the Gafisa Group gross margin can be found in the appendix to this earnings release.

Selling, General, And Administrative Expenses (SG&A)

SG&A expenses totaled R$130.1 million in the 4Q13, a 9.2% decrease when compared with the R$143.4 reported in 4Q12 and 28.4% increase versus the 3Q13. This increase between the 3Q13 and 4Q13 reflects the adjustment in the provision for bonuses, which is usually held in the last quarter of the year, when the bonus metrics are checked against the closure of the financial statements. Excluding the bonus provision, general and administrative expenses decreased 7.6% compared to 3Q13 and 22.7% compared to 4Q12.

In 2013, selling, general and administrative expenses totaled R$449.7 million, a decrease of 7.1% compared to 2012, reflecting strategies to realign costs to the Company’s current size and the phase of its business cycle.

Selling expenses reached R$53.9 million in the 4Q13, a 16.7% increase compared to 3Q13 due to the increased volume of launches held in 4Q13. On a y-o-y basis, selling expenses decreased 24.1%, despite launches in the 4Q13 being quite similar to those recorded in the 4Q12. Selling expenses totaled R$215.6 million in the year, a decrease of 6.9% compared to the R$231.7 million recorded in 2012.

Despite the resumption of Tenda new projects and equilibrium in the consolidated volume of launches in the year, the Company managed to reduce overall selling expenses due to the effectiveness of the sales process through its own Tenda stores, which allowed for greater control and efficiency in this line.

Table 19. Gafisa + Tenda - SG&A Expenses (R$000)

	4Q13	3Q13	Q-o-Q (%)	4Q13	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Selling Expenses	53,857	46,165	16.7%	70,999	-24.1%	215,649	231,746	-6.9%
General & Administ. Expenses	76,264	55,155	38.3%	72,373	5.4%	234,023	252,208	-7.2%
Total SG&A Expenses	130,121	101,320	28.4%	143,372	-9.2%	449,672	483,954	-7.1%
Launches	1,619,260	498,348	224.9%	1,489,760	8.7%	2,886,204	2,951,961	-2.2%
Net Pre-Sales	1,312,944	428,994	206.1%	905,241	45.0%	2,513,858	2,633,104	-4.5%
Net Revenue	704,750	628,047	12.2%	567,749	24.1%	2,481,211	2,805,086	-11.5%

With the turnaround cycle process virtually complete, the Company is seeking greater stabilization in its cost and expense structure and SG&A. In 2013 it already achieved a 7.1% reduction year-over-year. In 2014, the Company is seeking to improve productivity and increase efficiency in its operations.

Table 20. Gafisa + Tenda - SG&A / Launches (%)

	4Q13	3Q13	Q-o-Q (%)	4Q13	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Sales / Launches	3.3%	9.3%	-594 bps	4.8%	-144 bps	7.5%	7.9%	-38 bps
G&A / Launches	4.7%	11.1%	-636 bps	4.9%	-15 bps	8.1%	8.5%	44 bps
Total SG&A / Launches	8.0%	20.3%	-1230 bps	9.6%	-159 bps	15.6%	16.4%	-81 bps

Table 21. Gafisa + Tenda - SG&A / Pre-Sales (%)

	4Q13	3Q13	Q-o-Q (%)	4Q13	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Sales / Pre-Sales	4.1%	10.8%	-666 bps	7.8%	-374 bps	8.6%	8.8%	-22 bps
G&A / Pre-Sales	5.8%	12.9%	-705 bps	8.0%	-219 bps	9.3%	9.6%	-27 bps
Total SG&A/ Pre-Sales	9.9%	23.6%	-1371 bps	15.8%	-593 bps	17.9%	18.4%	-49 bps

Table 22. Gafisa + Tenda - SG&A / Net Revenue (%)

	4Q13	3Q13	Q-o-Q (%)	4Q13	Y-o-Y(%)	2013	2012	Y-o-Y(%)
Sales / Net Revenue	7.6%	7.4%	29 bps	12.5%	-486 bps	8.7%	8.3%	43 bps
G&A / Net Revenue	10.8%	8.8%	204 bps	12.7%	-193 bps	9.4%	9.0%	44 bps
Total SG&A/ Net Revenue	18.5%	16.1%	233 bps	25.3%	-679 bps	18.1%	17.3%	87 bps

Additional information on Gafisa Group Selling, General and Administrative Expenses can be found in the appendix to this earnings release.

Management & Board Compensation

In the periods ended December 31, 2013 and 2012, the amounts related to the managers’ compensation are stated as follows:

Table 23. Management Compensation Gafisa + Tenda (R$000)

12/31/2013	Board of Directors	Executive Officers	Fiscal Council
Number of members	9	7	3
Fixed annual compensation	1,899	4,872	166
Salaries	1,852	4,485	166
Direct and indirect benefits	47	387	-
Monthly compensation	158	406	14
Total compensation	1,899	4, 872	166
Profit sharing	-	11,617	-
12/31/2012	Board of Directors	Executive Officers	Fiscal Council
Number of members	9	8	3
Fixed annual compensation	1,791	5,113	138
Salaries	1,772	4,834	138
Direct and indirect benefits	19	279	-
Monthly compensation	149	426	11
Total compensation	1,791	5,113	138
Profit sharing	-	9,800

Table 24. Profit Sharing

	31/12/2013	31/12/2012
Executive Officers	11,617	9,800
Other employees	48,034	54,211
Alphaville for Sale	-	-16,302
Total	59,651	47,709

Consolidated Adjusted EBITDA

Adjusted EBITDA totaled R$978.9 million in 4Q13, driven by the completion of the Alphaville sale in early December. Excluding the result related to Alphaville transaction, adjusted EBITDA reached R$138.9 million in 4Q13, stable when compared with the R$140.0 million from the previous quarter. Under the same criteria, adjusted EBITDA margin reached 19.7%, compared to a margin of 22.3% recorded in the 3Q13.

For the year 2013, adjusted EBITDA reached R$1.3 billion. Excluding the effect of the Alphaville transaction, income reached R$430.6 million with an EBITDA margin of 17.4% compared to EBITDA of R$379.0 million and a margin of 13.5% in 2012.

In 2013, despite a scenario of decreased net revenues, the Company’s operating performance benefited from an 18.1% decrease in its operating costs, and also from the reduction of R$34.3 million in SG&A, or 7.1% million lower than last year.

Table 25. Gafisa + Tenda + Alphaville - Consolidated Adjusted EBITDA (R$000)

	4T13	3T13	T/T (%)	4T12	A/A (%)	2013	2012	A/A (%)
Net Income (Loss)	921,284	15,778	5,739.0%	-101,412	1,008.5%	867,443	-127,043	168.3%
(+) Financial results	31,190	48,485	-35.7%	34,685	-10.1%	162,503	180,263	-91.0%
(+) Income taxes	58,476	7,018	733.2%	-5,173	1,230.4%	78,926	20,222	290.3%
(+) Depreciation & Amortization	24,441	18,142	34.7%	34,756	-29.7%	63,014	80,238	-21.5%
(+) Capitalized interests	44,875	42,569	5.4%	27,925	60.7%	157,211	157,095	0.1%
(+) Expenses w/ stock options	3,704	4,170	-11.2%	4,101	-9.7%	17,419	18,899	-7.8%
(+) Minority shareholders	-28,909	3,838	-853.2%	15,696	-284.2%	235	49,363	-99.5%
Adjusted EBITDA	978,949	140,000	599.2%	10,577	9,155.1%	1,270,639	379,037	235.2%
Net revenue	704,750	628,047	12.2%	567,750	24.1%	2,481,211	2,805,086	-11.5%
Adjusted EBITDA Margin	138.9%	22.3%	11,662 bps	1.9%	13,704 bps	54.3%	13.5%	4,079 bps
(-) Net Result Alphaville Transaction	-464,157	-	-	-	-	-464,157	-	-
(-) Revaluation at Fair Value of Alphaville	-375,853	-	-	-	-	-375,853	-	-
Adjusted EBITDA Ex-Alphaville Transaction	138,939	140,000	90.5%	10,577	1,213.6%	430,629	379,037	47.3%
Adjusted EBITDA Margin Ex-Alphaville Transaction	19.7%	22.3%	-260bps	-10.7%	3,040 bps	17.4%	13.5%	390 bps

EBITDA adjusted by expenses associated with stock option plans, as this is an entry, non-cash expense.

Additional information on the EBITDA for each of the Company’s operating segments can be found in the appendix to this earnings release.

Depreciation and Amortization

Depreciation and amortization in the 4Q13 reached R$24.4 million, and R$63.0 million for the year 2013, lower than the R$80.2 million recorded in 2012 due to lower amortization related to the Company's sales booths.

Financial Results

Net financial expenses totaled R$31.2 million in 4Q13, an improvement compared to the net negative result of R$48.5 million in 3Q13 and R$34.7 million in 4Q12. Financial revenues totaled R$28.4 million, a 77.8% y-o-y increase due to the higher interest rates in the period. Financial expenses reached R$59.6 million, compared to R$50.7 million in the 4Q12, also impacted by the higher average interest rates in the period coupled with the effect of mark-to-market adjustments and derivative transactions.

For the year, net financial results ended 2013 with a negative result of R$162.5 million against R$180.3 million in 2012.

Taxes

Income taxes, social contribution and deferred taxes for 4Q13 amounted to R$17.6 million. During the year, total income taxes, social contribution and deferred taxes totaled R$2.8 million.

The revaluation at fair value of the remaining stake in Alphaville resulted in the constitution of deferred income tax liability attributable to the income from the revaluation totaling R$ 127.8 million. Still, taking into consideration the result in 2013, the new future profitability and the Company’s taxable income for years to come, a deferred income tax asset in the amount of R$180.6 million was constituted in  4Q13, which was offset by the deferred income tax liability, generating a net effect in the result of approximately R$ 20.9 million.

Regarding the sale transaction of 70% stake in Alphaville, the tax calculated on the capital gain was R$ 76.1 million.

Net Income

Gafisa Group ended the 4Q13 with net income of R$921.3 million. Excluding the effects of the Alphaville transaction, the Company's net income was R$81.3 million in the quarter and R$27.4 million in 2013, compared to a net loss of R$127.0 million in 2012.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$614.1 million in the 4Q13. The consolidated margin for the quarter was 34.2%, an increase of 130 bps compared to the result posted in 3Q13. The table below shows the backlog margin by segment:

Table 26. Results to be recognized (REF) by company (R$000)

	Gafisa	Tenda	Gafisa+Tenda	Alphaville
Revenues to be recognized	1,550,618	244,789	1,795,408	1,137,804
Costs to be recognized (units sold)	-1,003,272	-178,001	-1,181,273	-550,343
Results to be Recognized	547,346	66,789	614,134	587,461
Backlog Margin	35.3%	27.3%	34.2%	51.6%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the PVA (Present Value Adjustment) method introduced by Law nº 11,638

The amounts include projects still under suspension clause.

Table 27. Gafisa + Tenda - Results to be recognized (REF)  (R$000)

	4Q13	3Q13	T/T (%)	4Q12	A/A (%)
Revenues to be recognized	1,795,408	1,900,224	-5.5%	2,597,696	-30.9%
Costs to be recognized (units sold)	-1,181,273	-1,275,911	-7.4%	-1,709,271	-30.9%
Results to be Recognized	614,134	624,313	-1.6%	888,425	-30.9%
Backlog Margin	34.2%	32.9%	135 bps	34.2%	1 bps

Note: It is included in the gross profit margin and not included in the backlog margin: Present Value Adjustment (PVA) on receivables, revenue related to swaps, revenue and cost of services rendered, PVA over property (land)  debt , cost of swaps and provision for guarantees.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Gafisa Segment Launches

Fourth-quarter launches reached R$679.1 million and comprised 7 projects/phases in the city of São Paulo, Rio de Janeiro, Campinas and Osasco, a sharp increase when compared to R$107.2 million recorded in the previous quarter, and a reduction of 16.5% when compared to the 4Q12. In 2013, launches reached R$1.1 billion, a 32.5% drop versus the same period of the previous year.

Additional information on Gafisa segment launches can be found in the appendix to this earnings release.

Gafisa Segment Pre-Sales

Fourth-quarter gross pre-sales totaled R$507.9 million, a 93.6% increase compared to 3Q13. Net pre-sales reached R$454.4 million in 4Q13, a 140.8% increase compared to 3Q13 and 8.8% decline y-o-y. Sales from launches during the year represented 45% of the total, while sales from inventory comprised the remaining 55%. In the 4Q13, sales speed was 17.8%, compared to 9.2% in 3Q13, and 20.1% in the 4Q12. The sales speed of Gafisa segment launches was 38% for the year.

The volume of dissolutions in the 4Q13 was R$53.4 million, a 26.8% decrease relative to the 3Q13. Of the 1,263 Gafisa segment units canceled and returned to inventory, 50.8% were resold in 2013. In the core markets of Sao Paulo and Rio de Janeiro, 620 units were canceled, with 63.4% already resold.

Additional information on Gafisa segment pre-sales can be found in the appendix to this earnings release.

Gafisa Vendas

During the 4Q13, Gafisa Vendas – an independent sales unit of the Company, with operations in Sao Paulo and Rio de Janeiro, focused on selling inventory - was responsible for 46.6% of gross sales in the period.  In 2013, Gafisa Vendas participation was 50.3%. Gafisa Vendas currently has a team of 610 highly trained, dedicated consultants, combined with an online sales force.

Gafisa Segment Delivered Projects

During 2013, Gafisa delivered 22 projects/phases and 4,315 units, reaching 102% of the mid-range of full-year guidance of 3,500 to 5,000 units for the brand.

Table 28- Gafisa Segment Delivered Projects

	4Q13	3Q13	Q-o-Q (%)	4Q12	Y-o-Y(%)	2013	2012	Y-o-Y(%)
PSV Transferred [1]	295,487	243,274	21.5%	237,282	24.5%	973,497	1,030,838	-5.6%
Delivered Projects	6	6	-	17	-64.7%	22	44	-50.0%
Delivered Units Entregues	1,110	1,477	-24.8%	2770	-59.9%	4,315	7,505	-42.5%
Delivered PSV [2]	480,460	373,144	28.8%	648,445	-25.9%	1,328,638	2,298,474	-42.2%

Note: 1– PSV refers to potential sales value of the units transferred to financial institutions. 2– PSV refers to potential sales value of delivered units.

Additional information of Gafisa segment delivered projects can be found in the appendix to this earnings release.

Gafisa Segment Landbank

Gafisa segment landbank, with a PSV of approximately R$6.5 billion, is comprised of 34 different projects/phases located exclusively  in core markets. Amounting to nearly 13 thousand units, 75% are located in São Paulo and 25% in Rio de Janeiro. In line with the Company’s strategy, 38.5% of the landbank was acquired through swaps, which do not require cash obligations. During the 2013, Gafisa expanded its landbank to support future launching projections with acquisitions totaling R$1.1 billion in PSV.

Table 29 –Gafisa Segment Landbank – 4Q13

	PSV - R$ 000 (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential units (% co)	Potential units (100%)
São Paulo	4,867,242	27.4%	26.3%	1.1%	9,764	11,094
Rio de Janeiro	1,610,940	69.5%	69.5%	-	1,892	1,896
Total	6,478,182	38.5%	37.7%	0.8%	11,657	12,990

Inventory

In 2013, the Company maintained its focus on inventory reduction initiatives. Accordingly, inventory represented 55% of total sales in 2013. The market value of Gafisa segment inventory was stable at R$2.1 billion at the end of the 4Q13. The inventory of finished units outside core markets was R$272.4 million or 13% of the total. In the same period, inventory of finished units comprised R$279.1 million, representing 13% of the total inventory. Of this amount, inventory from projects launched outside core markets totaled R$205.8 million.

Table 30. Inventory at Market Value 4Q13 x 3Q13 (R$000) – Gafisa Segment  by Region

	Inventories BoP[1] 3Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Other [5]	Inventories EoP[2] 4Q13	% Q-o-Q3
São Paulo	1,163,449	648,172	30,497	-418,564	12,098	1,435,653	23.4%
Rio de Janeiro	379,607	30,982	10,946	-34,641	5,247	392,141	3.3%
Other	320,803	-	12,002	-54,698	-5,690 ,690	272,416	-15.1%
Total Gafisa	1,863,859	679,154	53,446	-507,903	11,654	2,100,210	12.7%

 Note: 1) BoP beginning of period – 2Q13. 2) EoP end of period – 3Q13.  3) % Change 3Q13 versus 2Q13. 4)  3Q13 sales speed. 5) projects canceled during the period.

Table 31. Inventory at Market Value – Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 4Q13
São Paulo	298,562	350,446	577,727	159,539	49,379	1,435,653
Rio de Janeiro	15,305	98,946	226,774	27,180	23,936	392,141
Other	-	-	36,651	29,957	205,808	272,416
Gafisa	313,867	449,392	841,152	216,676	279,123	2,100,210

¹ Note: Inventory at market value includes projects with partners. The figure is not comparable to the accounting inventory due to the new accounting consolidation implemented on behalf of CPCs 18, 19 and 36.

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$100.000 and R$250.000.

Tenda Segment Launches

Having achieved control of both the operational and financial cycle, the Tenda brand resumed launches in 2013. Fourth-quarter launches totaled R$88.5 million and included 2 projects/phases in the cities of Sao Paulo and Rio de Janeiro. In 2013, Tenda launched 8 projects incompassing R$338.8 million. The brand accounted for 12% of consolidated launches in 2013.

In the appendix to this release, you will find more information about the Tenda segment launches.

Tenda Segment Pre-Sales

During the 4Q13, net pre-sales totaled R$163.6 million. Sales from units launched in 2013 represented 44% of total contracted sales. Sales from inventory accounted for the remaining 56%.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent upon the ability to pass mortgages onto financial institutions. Launches in 2013 totaled R$338.8 million, and all were launched within the confines of Tenda’s new business model. Sales of R$217.4 million were registered, of which R$122.0 million were already transferred, and the remaining R$95.4 million are in the process of being transferred. That accounts for 379 units transferred to financial institutions in the 4Q13 and 1,096 mortgage transfers in 2013.

In the 4Q13, sales speed (sales over supply) was 20.9%, compared to 17.4% in the 3Q13.

Tenda is focused on the completion and delivery of its legacy projects, and is dissolving contracts with ineligible clients, so as to resell these units to qualified customers. The volume of dissolutions in the 4Q13 was R$75.1 million, a 60.0% decrease relative to the 3Q13. Of the 3,799 Tenda units that were canceled and returned to inventory in 2013, 88.5% were resold to qualified customers in the same period.

Table 32. Pre-Sales (Net of Dissolutions) by Market Region - Tenda Segment  (R$000)

		1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
Tenda	São Paulo	-47,561	2,852	-8,111	-6,148	13,013	43,569	33,281	33,904
	(%)	52.7%	17.8%	-27.0%	20.3%	191.2%	25.7%	22.2%	20.7%
	Rio de Janeiro	-190	10,628	11,481	15,605	16,607	32,444	12,469	27,594
	(%)	0.2%	67.5%	38.3%	-52.0%	245.6%	19.1%	8.3%	16.9%
	Minas Gerais	-32,805	-30,185	-13,077	-22,121	-15,491	11,714	8,036	13,994
	(%)	36.3%	-192.4%	-43.7%	75.0%	-227.9%	6.9%	5.3%	8.6%
	Nordeste	-20,629	10,150	17,384	13,219	10,214	23,253	36,126	33,702
	(%)	22.8%	64.3%	58.0%	-44.0%	150.0%	13.7%	24.1%	20.6%
	Other	10,743	22,283	22,373	-30,208	-17,561	58,862	60,239	54,432
	(%)	-11.8%	143.0%	74.7%	100.7%	-258.8%	34.7%	40.1%	33.3%
	Total (R$)	-90,443	15,728	30,050	-29,653	6,785	169,841	150,151	163,626
	(%)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

In the appendix to this earnings release, you will find more information on Tenda segment pre-sales.

Tenda Segment Transfers

In the 4Q13, Tenda transferred 1,545 units to financial institutions, of which 379 related to new projects, totaling 9,487 transfers in 2013, of which 1,096 are related to new projects.

Table 33 – PSV Transferred - Tenda (R$000)

	4Q13	3Q13	Q-o-Q (%)	4Q12	Y-o-Y(%)	2013	2012	Y-o-Y(%)
New Projects	42,921	52,466	-18.2%	-	-	121,995	-	0.0%
Legacy Projects	145,038	230,613	-37.1%	331,565	-56.3%	899,709	1,199,573	-25.0%
PSV Transferred[1]	187,959	283,079	-33.6%	331,565	-43.3%	1,021,704	1,199,573	-14.8%

Note: 1- PSV refers to potential sales value of units transferred to financial institutions.

Tenda Segment Delivered Projects

During 2013, Tenda delivered 41 projects/phases and 7,027 units, representing 101% of the mid-range of full-year delivery guidance of 6,500 to 7,500 units for the brand.

Additional information about Tenda segment delivered projects can be found in the appendix to this release.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$2.4 billion, is comprised of 27 different projects/phases located in core markets. 13% are located in São Paulo, 4% in Rio de Janeiro, 10% in Minas Gerais and the remaining in the Northeast region, specifically in the states of Bahia and Pernambuco. Altogether these amount to more than 20 thousand units. In 2013, Tenda expanded its landbank to support future launches with acquisitions totaling R$536.8 million in PSV, which were concentrated in the Company’s core markets.

Table 34. Landbank - Tenda Segment  - 4Q13

	PSV - R$ mm (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (%co)	Potential Units (100%)
São Paulo	310,942	14.7%	14.7%	-	2,587	2,587
Rio de Janeiro	83,660	-	-	-	680	680
Northeast	1,784,696	19.6%	15.6%	4.1%	14,896	14,896
Minas Gerais	248,307	75.1%	61.4%	13.7%	1,855	1,855
Total	2,427,604	25.8%	20.9%	4.9%	20,018	20,018

Inventory

Tenda has achieved satisfactory results on its inventory reduction initiatives in 2013, with inventory representing 56% of total sales. The market value for Tenda inventory was reduced in 13.5% to R$618.4 million at the end of the fourth quarter. The legacy projects inventory for the Tenda segment totaled R$490.5 million or 79.3% of the total. In the same period, inventory of units within the Minha Casa, Minha Vida program comprised R$389.7 million, or 63% of the total inventory, while the proportion outside the program reached 37% in 2013.

Table 35. Inventory at Market Value 4Q13 x 3Q13 (R$000) – Tenda Segment  by Region

	Inventories IP1 3Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Other [5]	Inventories FP2 4Q13	% Q-o-Q3
São Paulo	161,622	48,000	13,736	-47,640	-2,579	173,138	7.1%
Rio de Janeiro	86,743	40,379	7,759	-35,354	-2,412	97,116	12.0%
Minas Gerais	67,247	-	12,337	-26,332	-357	52,896	-21.3%
Northeast	93,968	-	4,321	-38,022	-4,068	56,199	-40.2%
Other	305,207	-	36,909	-91,340	-11,693	239,082	-21.7%
Total Tenda	714,788	88,379	75,062	-238,688	-21,110	618,431	-13.5%
MCMV	436,210	88,379	34,887	-157,315	-12,432	389,729	-10.7%
Out of MCMV	278,577	-	40,175	-81,373	-8,677	228,702	-17.9%

Note: 1) BoP beginning of period – 3Q13. 2) EoP end of period – 4Q13.  3) % Change 4Q13 versus 3Q13. 4) 4Q13 sales speed. 5) projects canceled during the period.

Table 36. Inventory at Market Value – Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 4Q13
New Model - MCMV	44,153	31,484	41,915	47	10,379	127,979
Legacy - MCMV	-	-	78,902	32,539	150,309	261,750
Legacy – Out of MCMV	-	-	24,980	41,177	162,544	228,702
Total Tenda	44,153	31,484	145,798	73,763	323,233	618,431

¹ Note: Inventory at market value includes projects with partners. The figure is not comparable to the accounting inventory due to the new accounting consolidation implemented on behalf of CPCs 18, 19 and 36.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$130.000 and R$500.000, and is present in 68 cities across 23 states and in the Federal District.

Alphaville Segment Launches

Fourth-quarter launches totaled R$851.7 million, a 196.3% increase compared to 3Q13 and 26.0% versus the year-ago period. Launch volumes included 10 projects/phases across 8 states. The segment accounted for 50% of 2013 consolidated launches.

Additional information on Alphaville segment launches can be found in the appendix to this earnings release.

Alphaville Pre-Sales

Fourth-quarter net pre-sales reached R$694.9 million, a decrease compared to R$90.1 million in the previous quarter, and 59.2% increase y-o-y.  In the 4Q13, sales speed (sales over supply) was 35.5%, compared to 7.9% in the 3Q13. Sales from launches represented 91% of total sales in the quarter, and sales speed from launches was 45.6% in 2013.

Additional information on Alphaville segment pre-sales can be found in the appendix to this earnings release.

Alphaville Segment Delivered Projects

During 2013, Alphaville delivered 5 projects/phases and 2,500 units, reaching 59% of the mid-range of full-year guidance of 3,500 to 5,000 units for the brand. The deviation from the projected guidance is related to delays in getting final documentation for effective delivery of the units.

Additional information on Alphaville segment delivered projects can be found in the appendix to this earnings release.

Alphaville Segment Landbank and Inventory

The table below presents more detail on the breakdown of Alphaville’s landbank and also inventory at market value at the end of 4Q13:

Table 37 – Alphaville Segment Landbank - 4Q13

	PSV - R$ mm (% Alphaville)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (%co)	Potential Units (100%)
São Paulo	2,291,833	100.0%	-	100.0%	12,430	22,382
Rio de Janeiro	1,478,282	100.0%	-	100.0%	7,949	12,556
Other	13,151,151	100.0%	-	100.0%	69,351	115,911
Total	16,921,266	100.0%	-	100.0%	89,730	150,849

Table 38. Inventory at Market Value 4Q13 x 3Q13 (R$000)

	Inventories BoP[1] 3Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Other [5]	Inventories EoP[2] 4Q13	% Q/Q3
Total Alphaville	1,057,405	851,726	51,637	-746,498	50,842	1,265,113	19.6%
≤ R$200K;	359,720	417,340	16,050	-168,379	-230,619	394,113	9.6%
> R$200K; ≤ R$500K	490,100	434,386	29,835	-464,608	136,206	625,919	27.7%
> R$500K	207,585	-	5,753	-113,511	145,254	245,081	18.1%

Note: 1) BoP beginning of period – 3Q13. 2) EoP end of period – 4Q13.  3) % Change 4Q13 versus 3Q13. 4)  4Q13 sales speed. 5) Projects canceled during the period.

BALANCE SHEET

Cash and Cash Equivalents

On December 31, 2013, cash and cash equivalents, and securities, totaled R$2.0 billion, impacted by the completion of the Alphaville stake sale.

Accounts Receivable

At the end of the 4Q13, total consolidated accounts receivable decreased 23.4% to R$4.1 billion y-o-y, and was 6.7% below the R$4.4 billion recorded in the 3Q13.

Currently, Gafisa and Tenda segments have approximately R$480 million in accounts receivable from finished units.

Table 39. Total receivables (R$000)

	4Q13	3Q13	Q-o-Q (%)	4Q12	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	1,863,423	1,972,210	-5.5%	2,696,103	-30.9%
Receivables from PoC – ST (on balance sheet)	1,909,876	2,103,130	-9.2%	2,188,971	-12.8%
Receivables from PoC – LT (on balance sheet)	313,791	301,570	4.1%	443,057	-29.2%
Total	4,087,090	4,376,910	-6.6%	5,328,131	-23.3%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP

Table 40. Schedule of Receivables (R$000)

	Total	>Dez/14	>Dez/15	>Dez/16	>Dez/17
Gafisa	3,271,931	1,375,087	1,094,543	389,624	412,677
Tenda	815,159	534,789	183,865	31,035	65,470
Total	4,087,090	1,909,876	1,278,408	420,659	478,147

Liquidity

At the end of 2013, the Company’s leverage was impacted by the completion of Alphaville sale. In the previous quarter, due to the acquisition of the remaining portion (20%) of Alphaville, the Companys leverage level increased temporarily, reaching 126% (Net Debt / Equity) due to the following factors: (i) cash disbursement and debt issuance related to the acquisition of the remaining stake of 20%, and (ii) reduction in Net Equity due to adjustments in the lines of minority and constituted goodwill in the acquisition of the 20% stake.

As a result of the completion of the Alphaville sale on December 9, in addition to the cash inflow of R$1.5 billion related to the settlement of the sale of the 70% stake in Alphaville, the following impacts occurred: (i) reversal of goodwill related to the acquisition, in the 3Q13, of the remaining 20% stake; (ii) increased Equity due to the R$464.2 million from the sale of the 70% stake; and (iii) revaluation of the remaining 30% stake.

Thus, the Company’s Net Debt/Equity ratio decreased to 36.1%, compared to leverage of 126.0% in the previous quarter and 124.9% in the 4Q12, taking into consideration only Gafisa and Tenda. Excluding Project Finance, this Net Debt/Equity ratio showed a negative result of 27.7%.

The Company's net debt totaled R$1.2 billion at the end of 2013, impacted by the funds from the sale of the Alphaville stake. For comparison purposes, in the previous quarter, net debt was R$2.9 billion.

The Company`s cash generation was a fourth quarter highlight. Cash generation was R$178.0 million in the 4Q13 and R$97.3 million in 2013. Operational cash flow was positive at R$259.1 million in the 4Q13, totaling R$667.7 million in the year. These figures take into account Gafisa and Tenda only.

Table 41. Cash Generation

	4Q12	1Q13	2Q13	3Q13	4Q13
Availabilities	1,248,231	1,146,176	1,101,160	781,606	2,024,163
Change in Availabilities		(102,055)	(45,016)	(319,555)	1,242,558
Investments	3,618,845	3,602,105	3,620,378	3,639,707	3,183,208
Change in Cash Ex-Investments		(16,740)	18,273	19,329	(456,499)
Total Debt + Investor Obligations	-	-	35,634	406,632	(1,114,281)
Change in Total Debt + Investor Obligations	-	-	35,634	370,998	(1,520,912)
Cash Generation in the period	-	(85,315)	(27,655)	32,114	178,144
Cash Generation Final	-	(85,315)	(112,970)	(80,855)	97,289

Table 42. Debt and Investor Obligations

Type of obligation (R$000)	4Q13	3Q13	Q-o-Q (%)	4Q12	Y-o-Y (%)
Debentures - FGTS (A)	961,416	1,089,263	-11.7%	1,163,204	-17.3%
Debentures - Working Capital (B)	459,802	710,069	-35.2%	572,699	-19.7%
Project Financing SFH – (C)	1,088,258	756,173	43.9%	704,758	54.4%
Working Capital (D)	550,052	954,449	-42.4%	1,199,776	-54.2%
Total (A)+(B)+(C)+(D) = (E)	3,059,528	3,509,954	-12.8%	3,640,437	-16.0%
Investor Obligations (F)	123,679	129,747	-4.7%	323,706	-61.8%
Total debt (E) + (F) = (G)	3,183,207	3,639,701	-12.5%	3,964,143	-19.7%
Cash and availabilities (H)	2,024,163	781,606	159.0%	1,567,754	29.1%
Net debt (G)-(H) = (I)	1,159,044	2,858,095	-59.4%	2,396,389	-51.6%
Equity + Minority Shareholders (J)	3,214,483	2,267,662	41.8%	2,685,829	19.7%
ND/Equity (I)/(J) = (K)	36.1%	126.0%	-8998 bps	89.2%	-5317 bps
ND Exc. Proj Fin / Equity (I)-((A)+(C)/(J) = (L)	-27.7%	44.7%	-2 bps	19.7%	-2 bps

The Gafisa Group ended the fourth quarter with R$1.3 billion of total debt due in the short term. It should be noted, however, that 48% of this volume relates to debt linked to the Company's projects.

 Table 43 - Debt Maturity

(R$000)	Average cost (pa.)	Total	Until Sep/14	Until Sep/15	Until Sep/16	Until Sep/17	After Sep/18
Debentures - FGTS (A)	TR + (9,54% - 10,09%)	961,416	261,782	349,634	150,000	200,000	-
Debentures - Working Capital (B)	CDI + (1,50% - 1,95%)	459,802	302,050	149,460	8,292	-	-
Project Financing SFH – (C)	TR + (8,30% - 11,50%)	1,088,258	346,477	459,558	191,316	89,669	1.238
Working Capital (D)	CDI + (1,30% - 3,04%)	550,052	243,909	182,763	105,148	18,232	-
Total (A)+(B)+(C)+(D) = (E)		3,059,528	1,154,218	1,141,415	454,756	307,901	1.238
Investor Obligations (F)	CDI + (0,235% - 0,82%) / IGPM+7,25%	123,679	112,885	6,081	3,573	1,140	-
Total debt (E) + (F) = (G)		3,183,207	1,267,103	1,147,496	458,329	309,041	1.238
% Total maturity per period			39.8%	36.0%	14.4%	9.7%	-
Volume of maturity of Project finance as % of total debt ((A)+(C))/(G)				48.0%	70.5%	74.5%	93.7%
Volume of maturity of Corporate debt as % of total debt ((B)+(D)+(F))/(G)				52.0%	29.5%	25.5%	6.3%
Ratio Corporate Debt / Mortgages		35% / 65%

Additional information on the Company’s consolidated indebtedness can be found in the appendix to this earnings release.

OUTLOOK

Fourth quarter launches totaled R$1.6 billion, an 8.7% increase over 4Q12, and a significant increase in comparison with launches of R$498.3 million in 3Q13. For 2013, total launches were R$2.9 billion, a slight 2.2% decrease compared to 2012. The 2013 total was within the guidance range established by the Company.

Table 44. Guidance - Launches (2013)

	Guidance (2013E)	Actual Figures 2013A	2013A / Mid-point of Guidance
Consolidated Launches	R$2.7 – R$3.3 bi	2.9	97%
Breakdown by Brand
Gafisa Launches	R$1.15 – R$1.35 bi	1.1	88%
Alphaville Launches	R$1.3 – R$1.5 bi	1.5	107%
Tenda Launches	R$250 – R$450 mn	339	97%

As explained in this report, 2013 was also impacted by the resolution of Tenda and Gafisa legacy projects. As the contribution of these projects reduced throughout the year, the Company achieved results consistent with normalized operations, reaching an EBITDA margin adjusted by operational impacts from Alphaville of 17.4%.

Table 45. Guidance - Adjusted EBITDA Margin (2013E)

	Guidance (2013E)	Actual Figures 2013A	2013A / Mid-point of Guidance
Consolidated Data	12% - 14%	17.4%	173%

Note: The EBITDA margin presented in the guidance and for 2013 in this table is pro forma, and excludes the IFRS adjustments and the result of Alphaville transaction.

Consolidated 2013 delivery guidance was for deliveries between 13,500 and 17,500 units, with individual projections by business unit. During 2013, the Company delivered 13,842 units, reaching 89% of the mid-range of full-year guidance. Gafisa was responsible for delivering 22 projects/phases and 4,315 units, Tenda delivered 41 projects/phases and 7,027 units, while Alphaville delivered 5 projects and the remaining 2,500 units. The deviation from Alphaville’s projected guidance relates to delays in getting final documentation for the delivery of units.

Table 46. Other Relevant Indicators – Delivery Estimates

	Guidance (2013E)	Actual Figures 2013A	2013A / Mid-point of Guidance
Consolidated Amounts	13,500 – 17,500	13,842	89%
Deliveries by Brand
# Gafisa Delivery	3,500 – 5,000	4,315	102%
# Alphaville Delivery	3,500 – 5,000	2,500	59%
# Tenda Delivery	6,500 – 7,500	7,027	101%

Based on the new configuration of Gafisa’s portfolio, the Company finalized a new business plan for the five-year period from 2014 to 2018. The budget process took into account important assumptions and guidelines for the development of projects in the coming years. These include the expected size of Gafisa and Tenda’s operations, the amount of capital allocated to each operation, the appropriate level of leverage for the Company’s operations, the respective expected returns for each business unit, and, in particular, the Company’s commitment to capital discipline and shareholder value generation.

2014 launch guidance ranges from R$2.1 to R$2.5 billion, reflecting the Gafisa segment’s continued regional focus and the expansion of Tenda’s new business model.

Launch Guidance (2014E)

Table 47 - Guidance - Launches (2014E)

Guidance (2014)
Consolidated Launches	R$2.1 – R$2.5 bi
Breakdown by brand
Gafisa Launches	R$1.5 – R$1.7 bi
Tenda Launches	R$600 – R$800 mn

With the completion of the sale of the Alphaville stake in the last quarter of the year, the Company enters 2014 with a solid liquidity position. As disclosed in this release, following the completion of the transaction, the Company`s Net Debt/Equity ratio reached 36.1% at the end of 4Q13. Given this scenario, and considering the Company's business plan for 2014, the Company expects leverage to remain between 55% - 65%, measured by the same Net Debt/Equity ratio.

Table 48 - Guidance - Leverage (2014E)

Guidance (2014E)
Consolidated Data	55% - 65% Net Debt / Equity

The Company is also providing guidance as to the adequacy of its administrative structure. The ratio between administrative expenses and launch volume for the Gafisa segment is expected to reach 7.5% in 2014. Tenda has no guidance for this indicator for 2014, although for 2015 we expect to reach 7.0%.

Table 49. Guidance - Administrative Expenses / Launches Volume (2014E)

Guidance (2014E)
Gafisa	7.5%
Tenda	Not Applicable

Table 50. Guidance - Administrative Expenses / Launches Volume (2015E)

Guidance (2015E)
Gafisa	7.5%
Tenda	7.0%

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and we expect that in the next three year period, this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 51 - Guidance - Return on Capital Employed (3 years)

Guidance (3 years)
Gafisa	14% - 16%
Tenda	14% - 16%

CONSOLIDATED FINANCIAL STATEMENTS

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)	2013	2012	Y/Y(%)
Net Operating Revenue	704,750	628,047	12.2%	567,749	24.1%	2,481,211	2,805,086	-11.5%
Operating Costs	-482,751	-454,544	6.2%	-476,292	1.4%	-1,863,766	-2,276,804	-18.1%
Gross profit	221,999	173,503	28.0%	91,457	142.7%	617,445	528,282	16.9%
Operating Expenses
Selling Expenses	-53,857	-46,165	16.7%	-70,999	-24.1%	-215,649	-231,746	-6.9%
General and Administrative Expenses	-76,264	-55,155	38.3%	-72,373	5.4%	-234,023	-252,208	-7.2%
Other Operating Revenues / Expenses	-42,262	-28,117	50.3%	-32,656	-29.4%	-86,111	-101,015	-14.8%
Depreciation and Amortization	-24,441	-18,142	34.7%	-34,756	-29.7%	-63,014	-80,238	-21.5%
Equity pickup	1,536	2,203	-30.3%	-7,983	-119.2%	7,370	55,603	-86.7%
Result of investment revaluated by fair value	375,853	-	-			375,853
Operating income	402,564	28,127	1331.2%	-127,310	-416.2%	401,871	-81,322	-594.2%

Financial Income	28,397	16,998	67.1%	15,972	77.8%	81,083	55,819	45.3%
Financial Expenses	-59,587	-65,484	-9.0%	-50,657	17.6%	-243,586	-236,082	3.2%

Net Income Before Taxes on Income	371,374	-20,359	-1924.1%	-161,995	-329.3%	239,368	-261,585	-191.5%

Deferred Taxes	27,669	-2,527	-1194.9%	5,702	385.3%	20.878	-2,819	-840.6%
Income Tax and Social Contribution	-10,033	-4,492	123.4%	-529	1796.6%	-23,690	-17,403	36.1%
Net Income After Taxes on Income	389,010	-27,378	-1520.9%	-156,822	-348.1%	236,556	-281,807	-183.9%

Profit from Operations Available for Sale	503,364	46,993	971.1%	71,104	607.9%	631,122	204,128	209.2%

Minority Shareholders	-28,910	3,838	-853.3%	15,696	-284.2%	235	49,364	-99.5%
Net Income (Loss)	921,284	15,777	5739.4%	-101,414	-1008.4%	867,443	-127,043	-782.8%

CONSOLIDATED BALANCE SHEETS

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)
Current Assets
Cash and cash equivalents	2,024,163	781,606	159.0%	1,567,755	29.1%
Receivables from clients	1,909,877	2,103,130	-9.2%	2,493,170	-23.4%
Properties for sale	1,442,019	1,489,538	-3.2%	1,892,390	-23.8%
Other accounts receivable	153,630	153,865	-0.2%	242,457	-36.6%
Prepaid expenses and other	35,188	42,003	-16.2%	61,685	-43.0%
Properties for sale	114,847	122,168	-6.0%	139,359	-17.6%
Non current assets for sale	-	1,532,226	-100.0%	-	0.0%
Financial Instruments	183	2,830	-93.5%	9,224	-98.0%
	5,679,907	6,227,366	-8.8%	6,406,040	-11.3%
Long-term Assets
Receivables from clients	313,791	301,570	4.1%	820,774	-61.8%
Properties for sale	652,395	656,715	-0.7%	274,034	138.1%
Financial Instruments	-	-157	-100.0%	10,443	-100.0%
Other	274,136	288,580	-5.0%	278,233	-1.5%
	1,240,322	1,246,708	-0.5%	1,383,485	-10.3%
Intangible and Property and Equipment	142,725	212,867	-33.0%	276,232	-48.3%
Investments	1,120,076	512,736	118.5%	646,812	74.2%

Total Assets	8,183,030	8,199,677	-0.2%	8,712,569	-6.1%

Current Liabilities
Loans and financing	590,386	625,608	-5.6%	613,973	-3.8%
Debentures	563,832	424,212	32.9%	346,360	62.8%
Obligations for purchase of land and advances from clients	408,374	445,257	-8.3%	503,889	-19.0%
Materials and service suppliers	79,342	98,964	-19.8%	154,763	-48.7%
Taxes and contributions	216,625	159,617	35.7%	222,578	-2.7%
Obligation for investors	112,886	115,304	-2.1%	161,373	-30.0%
Liabilities from asset for sale	-	693,160	-100.0%	-	0.0%
Other	711,578	486,374	46.3%	638,348	11.5%
	2,683,023	3,048,496	-12.0%	2,641,284	1.6%
Long-term Liabilities
Loans and financings	1,047,924	1,085,014	-3.4%	1,290,561	-18.8%
Debentures	857,386	1,375,120	-37.7%	1,389,543	-38.3%
Obligations for purchase of land	79,975	107,995	-25.9%	70,194	13.9%
Deferred taxes	56,652	82,393	-31.2%	85,821	-34.0%
Provision for contingencies	125,809	135,097	-6.9%	149,790	-16.0%
Obligation for investors	10,794	14,443	-25.3%	162,333	-93.4%
Other	106,984	83,457	28.2%	237,214	-54.9%
	2,285,524	2,883,519	-20.7%	3,385,456	-32.5%
Shareholders' Equity
Shareholders' Equity	3,190,724	2,216,828	43.9%	2,535,445	25.8%
Non controlling interests	23,759	50,834	-53.3%	150,384	-84.2%
	3,214,483	2,267,662	41.8%	2,685,829	19.7%
Liabilities and Shareholders' Equity	8,183,030	8,199,677	-0.2%	8,712,569	-6.0%

CASH FLOW

	4Q13	4Q12	2013	2012
Income Before Taxes on Income	371,372	(159,457)	239,367	(259,049)
Expenses (income) not affecting working capital	(378,284)	120,337	(173,408)	238,625
Depreciation and amortization	24,441	34,756	63,014	80,238
Impairment allowance	3,631	(8,921)	2,829	(37,620)
Write-off goodwill Cipesa	962	11,690	962	11,690
Expense on stock option plan	3,704	4,101	17,419	18,899
Penalty fee over delayed projects	(20,302)	(12,756)	(21,719)	(13,946)
Unrealized interest and charges, net	(20,427)	56,741	28,477	114,610
Equity pickup	(1,536)	2,907	(7,370)	(60,678)
Fair value	(375,853)	-	(375,853)	-
Disposal of fixed asset	3,610	49	23,708	8,716
Warranty provision	(20,304)	9,352	(20,928)	20,633
Provision for contingencies	11,915	27,229	78,402	94,279
Profit sharing provision	33,416	16,959	59,651	47,709
Allowance (reversal) for doubtful debts	(21,371)	(22,003)	(27,102)	(39,755)
Profit / Loss from financial instruments	(170)	233	5,103	(6,150)
Clients	208,874	486,615	260,557	444,797
Properties for sale	45,679	(95,141)	(189,968)	340,638
Other receivables	66,052	215,283	24,659	205,416
Deferred selling expenses and prepaid expenses	6,977	5,940	26,497	5,940
Obligations on land purchases and advances from customers	(64,902)	66,862	(19,812)	(134,150)
Taxes and contributions	(18,098)	(64,260)	(31,158)	(29,039)
Trade accounts payable	(19,622)	5,742	(8,314)	38,568
Salaries, payroll charges	(10,608)	(23,387)	(47,517)	(16,627)
Other accounts payable	58,396	(80,268)	198,585	(251,797)
Current account operations	(3,171)	(224,112)	37,772	(162,341)
Paid taxes	(11,039)	(19,239)	(19,609)	(36,113)
Cash used in operating activities	251,625	234,914	297,651	384,868
Purchase of property and equipment and deferred charges	(20,643)	(32,505)	(80,993)	(108,723)
Redemption of securities, restricted securities and loans	(26,962)	1,168,801	3,681,342	4,114,284
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(1,275,027)	(1,284,468)	(4,674,281)	(4,141,512)
Investments increase	(83,185)	(279,534)	(102,639)	(48,346)
Dividends receivables	327,431	-	342,176	-
Acquisition 20% AUSA	-	-	(366,662)	-
Sale value of AUSA 20% stake	1,254,521	-	1,254,521	-
Cash used in investing activities	176,135	(427,706)	53,464	(184,297)
Capital increase	2	1,635	4,868	1,637
Contributions from venture partners	(6,068)	(492)	(112,743)	(149,480)
Increase in loans and financing	546,156	425,716	1,783,183	1,110,844
Repayment of loans and financing	(976,155)	(407,072)	(2,134,555)	(1,016,796)
Purchase of treasury shares	(31,369)	-	(71,339)	-
Obrigações com cessão de direitos creditórios	-	229,051	-	229,051
Proceeds from subscription of redeemable equity interest in securitization fund	-	(5,278)	(5,089)	6,642
Operations of mutual	(19,758)	(53,331)	(32,449)	(19,818)
Net cash provided by financing activities	(487,191)	190,229	(568,123)	162,080
Net increase (decrease) in cash and cash equivalents	(59,431)	(2,562)	(217,008)	362,652
Cash and cash equivalents
At the beggining of the period	(1)	-	432,201	69,548
At the end of the period	(59,432)	(2,562)	215,193	432,200
Net increase (decrease) in cash and cash equivalents	(59,431)	(2,562)	(217,008)	362,652

FINANCIAL STATEMENTS GAFISA SEGMENT

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)	2013	2012	Y/Y(%)
Net Operating Revenue	489,853	432,252	13.3%	373,722	31.1%	1,663,751	1,735,976	-4.2%
Operating Costs	-315,424	-266,313	18.4%	-291,274	8.3%	-1,111,550	-1,338,138	-16.9%
Gross profit	174,429	165,940	5.1%	82,448	111.6%	552,201	397,838	38.8%
Operating Expenses
Selling Expenses	-36,927	-27,287	35.3%	-45,319	-18.5%	-138,093	-140,322	-1.6%
General and Administrative Expenses	-46,134	-30,108	53.2%	-40,699	13.3%	-136,720	-138,872	12.2%
Other Operating Revs/Exps	-33,065	-11,880	178.3%	-14,664	125.5%	-61,291	-53,217	-20.7%
Depreciation and Amortization	-21,160	-15,284	38.4%	-31,107	-32.0%	-51,488	-64,670	-20.4%
Equity pickup	-7,216	-5,717	26.2%	-9,234	1,671.6%	23,884	20,488	16.8%
Result of investment revaluated at fair value	375,853	-	-	-	-	375,853	-	-
Operating income	405,780	75,664	436.3%	-58,575	592.8%	516,578	21,245	2,331.5%

Financial Income	16,488	9,594	71.9%	6,216	165.3%	43,548	23,181	87.9%
Financial Expenses	-45,404	-51,710	-12.2%	-41,242	10.1%	-202,239	-204,173	-0.9%
Net Income Before Taxes on Income	376,864	33,548	1,023.4%	(93,601)	502.6%	357,887	(159,747)	324.0%

Deferred Taxes	22,331	146	15195.2%%	3,372	562.2%	22,012	-2,438	1002,9%
Income Tax and Social Contribution	-7,719	-2,542	211.1%	-6,381	21,0%	-16,173	-13,651	18.5%

Net Income After Taxes on Income	391,476	31,152	1,156.7%	(96,610)	505.2%	363,726	-175,836	106.9%

Profit from Operations Available for Sale	488,251	-	-	-	-	616,009	-	-

Minority Shareholders	-29,100	-2,481	1072.9%	13,860	-309.9%	-6,070	-15,127	-59.9%
(+) Interest on own capital	-
Net Income (Loss)	908,827	33,632	2602.3%	-110,470	-922.7%	985, 805	-160,709	513.4%

FINANCIAL STATEMENTS TENDA SEGMENT

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)	2013	2012	Y/Y(%)
Net Operating Revenue	214,897	195,795	9.8%	194,027	10.8%	817,460	1,069,110	-23.5%
Operating Costs	-167,327	-188,231	-11.1%	-185,018	-9.6%	-752,216	-938,666	-19.9%
Gross profit	47,570	7,563	529.0%	9,009	428.0%	65,245	130,444	-50.0%
Operating Expenses
Selling Expenses	-16,930	-18,878	-10.3%	-25,680	-34.1%	-77,556	-91,424	-15.2%
General and Administrative Expenses	-30,130	-25,047	20.3%	-31,674	-4.9%	-97,303	-113,336	-14.1%
Other Operating Revenues / Expenses	-9,197	-16,237	-43.4%	-17,992	-48.9%	-24,819	-47,798	-48.1%
Depreciation and Amortization	-3,281	-2,858	14.8%	-3,649	-10.1%	-11,526	-15,568	-26.0%
Equity pickup	8,752	7,920	10.5%	1,251	599.6%	31,254	35,115	-11.0%
Operating income	-3,216	-47,537	-93.2%	-68,735	-95.3%	-114,706	-102,567	11.8%

Financial Income	11,909	7,404	60.8%	9,756	22.1%	37,535	32,638	15.0%
Financial Expenses	-14,183	-13,774	3.0%	-9,415	50.6%	-41,347	-31,909	29.6%

Net Income Before Taxes on Income	-5,490	-53,907	-89.8%	-68,394	-92.0%	-118,518	-101,838	16.4%

Deferred Taxes	5,338	-2,673	-299.7%	2,330	129.1%	-1,134	-381	197.6%
Income Tax and Social Contribution	-2,314	-1,950	18.7%	5,852	-139.5%	-7,517	- 3,752	100.3%

Net Income After Taxes on Income	-2,446	-58,530	-95.8%	-60,212	-95.9%	-127,169	-105,971	20.0%

Profit from Operations Available for Sale	15,113	-	-	-	-	15,113	-	-

Minority Shareholders	190	2,425	-92.2%	1,519	-87.5%	6,305	17,631	-64.2%
							-
Net Income (Loss)	12,457	-60,954	-120.4%	-61,731	-120.2%	-118,361	-123,602	-4.2%

FINANCIAL STATEMENTS ALPHAVILLE SEGMENT

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)	2013	2012	Y/Y(%)
Net Operating Revenue	356,146	208,325	71.0%	280,325	27.0%	959,243	785,182	22.2%
Operating Costs	-195,387	-126,846	54.0%	-144,678	35.0%	-524,200	-377,071	39.0%
Gross profit	160,759	81,479	97.3%	135,647	18.5%	435,043	408,111	6.6%
Operating Expenses
Selling Expenses	-30,519	-15,591	95.7%	-27,594	10.6%	-74,728	- 65,381	14.3%
General and Administrative Expenses	-30,126	-14,634	105.9%	-21,286	41.5%	- 109,074	- 94,025	16.0%
Other Operating Revenues / Expenses	1,361	12,411	-89.0%	-	0.0%	15,383	-	0.0%
Depreciation and Amortization	-1,065	-748	42.4%	-640	66.4%	-3,436	- 2,262	51.9%
Equity pickup	-384 384	930	-141.3%	371	-203.5%	3,794	7,732	-50.9%
Operating income	100,026	63,847	56.7%	86,498	15.6%	266,982	254,175	5.0%

Financial Income	3,861	2,713	42.3%	2,818	37.0%	14,628	11,446	27.8%
Financial Expenses	-29,554	-8,930	231.0%	-18,254	61.9%	- 61,168	- 47,034	30.1%

Net Income Before Taxes on Income	74,333	57,630	29.0%	71,062	4.6%	220,442	218,587	0.8%

Deferred Taxes	3,228	-4,713	-168.5%	8,760	-63.2%	2,612	4,655	-43.9%
Income Tax and Social Contribution	-9,068	-5,924	53.1%	-8,676	4.5%	- 26,433	-19,072	38.6%

Net Income After Taxes on Income	68,493	46,993	45.8%	71,146	-3.7%	196,621	204,170	-3.7%

Profit from Operations Available for Sale	-	-	-	-42	-100.0%	-	-42	-100.0%

Minority Shareholders	5,226	3,894	34.2%	317	1548.6%	20,601	46,860	-56.0%

Net Income (Loss)	63,267	43,099	46.8%	70,787	-10.6%	176,020	157,268	11.9%

Note: The result of asset held for sale related to the acquisition of the 20% stake of Alphaville is presented in the Gafisa Segment

BALANCE SHEET GAFISA SEGMENT

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)
Current Assets
Cash and cash equivalents	1.381.509	337.984	308,7%	473.540	191,7%
Receivables from clients	1.375.087	1.409.006	-2,4%	1.272.709	8,0%
Properties for sale	817.811	926.481	-11,7%	755.369	8,3%
Other accounts receivable	207.423	107.503	92,9%	207.034	0,2%
Deferred selling expenses	27.069	32.888	-17,7%	49.205	-45,0%
Prepaid expenses and other	54	68	-21,2%	455	-88,1%
Properties for sale	148.453	5.800	2459,5%	112.141	32,4%
Non current assets for sale	-	449.151	-100,0%	-	0,0%
Financial Instruments	1.106	2.830	-60,9%	5.088	-78,3%
	3.958.512	3.271.712	21,0%	2.875.541	37,7%
Long-term Assets	-
Receivables from clients	287.484	281.191	2,2%	354.058	-18,8%
Properties for sale	461.160	502.000	-8,1%	203.110	127,0%
Financial Instruments	-922	-157	488,0%	5.480	-116,8%
Other	210.247	220.514	-4,7%	198.099	6,1%
	957.969	1.003.549	-4,5%	760.747	25,9%
Intangible and Property and Equipment	61.966	71.111	-12,9%	60.723	2,0%
Investments	2.121.564	2.355.090	-9,9%	2.923.016	-27,4%

Total Assets	7.100.011	6.701.462	5,9%	6.620.027	7,3%

Current Liabilities
Loans and financing	470.453	515.449	-8,7%	382.541	23,0%
Debentures	354.271	228.417	55,1%	184.279	92,2%
Obligations for purchase of land and advances from clients	338.044	366.424	-7,7%	302.730	11,7%
Materials and service suppliers	62.972	74.331	-15,3%	58.011	8,6%
Taxes and contributions	146.962	81.916	79,4%	71.973	104,2%
Obligation for investors	112.886	115.304	-2,1%	116.886	-3,4%
Other	520.209	732.524	-29,0%	589.479	-11,8%
	2.005.797	2.114.366	-5,1%	1.705.899	17,6%
Long-term Liabilities
Loans and financings	938.697	943.276	-0,5%	910.867	3,1%
Debentures	657.386	826.411	-20,5%	989.620	-33,6%
Obligations for purchase of land	71.584	99.604	-28,1%	70.397	1,7%
Deferred taxes	47.022	67.424	-30,3%	69.385	-32,2%
Provision for contingencies	67.480	68.192	-1,0%	85.417	-21,0%
Obligation for investors	10.793	14.443	-25,3%	119.535	-91,0%
Other	87.658	74.981	16,9%	99.804	-12,2%
	1.880.620	2.094.330	-10,2%	2.345.025	-19,8%
Shareholders' Equity
Shareholders' Equity	3.190.723	2.469.276	29,2%	2.535.445	25,8%
Non controlling interests	22.871	23.490	-2,6%	33.658	-32,0%
	3.213.594	2.492.765	28,9%	2.569.103	25,1%
Liabilities and Shareholders' Equity	7.100.011	6.701.462	5,9%	6.620.027	7,3%

BALANCE SHEET TENDA SEGMENT

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)
Current Assets
Cash and cash equivalents	642,654	443,621	44.9%	774,690	-17.0%
Receivables from clients	534,789	577,756	-7.4%	916,262	-41.6%
Properties for sale	482,280	679,425	-29.0%	810,512	-40.5%
Other accounts receivable	105,054	523,815	-79.9%	245,324	-57.2%
Deferred selling expenses	8,064	-	0.0%	11,799	-31.7%
Prepaid expenses and other	-	9,040	-100.0%	62	-100.0%
Properties for sale	107,782	116,368	-7.4%	125,360	-14.0%
Non current assets for sale	-	375,216	-100.0%	-	-
Financial Instruments	-	-	0.0%	-	-
	1,881,162	2,725,242	-31.0%	2,884,009	-34.8%
Long-term Assets
Receivables from clients	26,307	20,379	29.1%	88,999	-70.4%
Properties for sale	191,235	154,715	23.6%	26,593	619.1%
Financial Instruments	-	-	-	-	-
Other	79,751	82,955	-3.9%	75,297	10.3%
	297,293	258,048	15.2%	190,889	58.2%
Intangible and Property and Equipment	37,679	35,943	4.8%	33,686	11.9%
Investments	225,702	205,761	9.7%	192,488	17.3%

Total Assets	2,441,836	3,224,993	-24.3%	3,301,071	-26.0%

Current Liabilities
Loans and financing	119,934	110,158	8.9%	155,745	-23.0%
Debentures	209,561	195,795	7.0%	162,081	29.3%
Obligations for purchase of land and advances from clients	70,330	78,833	-10.8%	135,238	-48.0%
Materials and service suppliers	16,370	24,633	-33.5%	29,646	-44.8%
Taxes and contributions	69,662	77,701	-10.3%	95,617	-27.1%
Obligation for investors	-	-	0.0%	-	0.0%
Other	351,135	183,319	91.5%	133,959	161.2%
	836,992	670,440	24.8%	712,286	17.3%
Long-term Liabilities
Loans and financings	109,227	141,738	-22.9%	197,367	-44.7%
Debentures	200,000	548,709	-63.6%	399,923	-50.0%
Obligations for purchase of land	8,391	8,391	-	-	-
Deferred taxes	9,632	14,969	-35.7%	8,498	13.3%
Provision for contingencies	58,328	62,325	-6.4%	64,373	-9.4%
Obligation for investors	66,685	58,769	13.5%	42,915	55.4%
Other	452,263	834,901	-45.8%	713,076	-36.6%

Shareholders' Equity	1,127,970	1,683,593	-33.0%	1,841,829	-38.7%
Shareholders' Equity	24,611	36,059	-31.7%	34,880	-29.4%
Non controlling interests	1,152,581	1,719,652	-33.0%	1,876,709	-38.6%
Liabilities and Shareholders' Equity	2,441,836	3,224,993	-24.3%	3,301,071	-26.1%

BALANCE SHEET ALPHAVILLE SEGMENT

	4Q13	3Q13	Q/Q(%)	4Q12	Y/Y(%)
Current Assets
Cash and cash equivalents	369,234	96,493	282.7%	319,524	15.6%
Receivables from clients	446,935	396,054	12.8%	304,040	47.0%
Properties for sale	358,003	321,273	11.4%	228,367	56.8%
Other accounts receivable	39,578	61,268	-35.4%	33,360	18.6%
Financial Instruments	1,257	1,306	-3.7%	4,136	-69.6%
	1,215,007	876,393	38.6%	889,427	36.6%
Long-term Assets
Receivables from clients	524,815	426,381	23.1%	377,717	38.9%
Properties for sale	50,774	55,398	-8.3%	44,330	14.5%
Financial Instruments	- 450	71	-736.3%	4,963	-109.1%
Other	9,905	11,919	-16.9%	6,468	53.1%
	585,044	493,768	18.5%	433,478	35.0%
Intangible and Property and Equipment	16,570	10,341	60.2%	10,400	59.3%
Investments	36,984	37,625	-1.7%	48,756	-24.1%

Total Assets	1,853,605	1,418,128	30.7%	1,382,061	34.1%

Current Liabilities
Loans and financing	79,634	71,174	11.9%	75,687	5.2%
Debentures	3,463	-	0.0%	-	0.0%
Obligations for purchase of land and advances from clients	130,367	58,885	121.4%	65,921	97.8%
Materials and service suppliers	60,962	52,326	17.0%	67,107	-9.6%
Taxes and contributions	51,353	60,394	-15.0%	54,988	-6.6%
Obligation for investors	216	44,529	-99.5%	44,487	-99.5%
Other	172,666	134,532	28.0%	157,843	9.0%
	498,661	421,840	18.3%	466,033	7.0%
Long-term Liabilities
Loans and financings	211,037	189,083	11.6%	182,327	15.7%
Debentures	500,000	-	0.0%	-	0.0%
Deferred taxes	5,327	8,555	-37.7%	7,939	-32.9%
Provision for contingencies	4,518	4,580	-1.4%	18,600	-75.7%
Obligation for investors	-	-	0.0%	43	-100.0%
Other	145,929	122,088	19.5%	155,138	-5.9%
	866,811	324,306	167.3%	364,047	138.1%

Shareholders' Equity	454,054	643,542	-29.0%	533,218	-14.8%
Non controlling interests	34,079	28,440	19.8%	18,763	81.6%
	488,133	671,982	-27.4%	551,981	-11.6%
Liabilities and Shareholders' Equity	1,853,605	1,418,128	30.7%	1,382,061	34.1%

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

LandBank

Land that Gafisa holds for future development paid either in cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-Sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 59 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing under the Gafisa brand - more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market, recognized for its quality and consistency among potential homebuyers, brokers, lenders, landowners, competitors and investors. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and we hold a 30% stake in Alphaville, one of the most important companies in the residential lots segment in Brazil. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 26, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer